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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-Q

/X/ Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
    For the period ended November 30, 1993

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
    For the transition period from             to
    Commission File Number 0-5751

                         COMPREHENSIVE CARE CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                                     95-2594724
  State or other jurisdiction                                 (I.R.S. Employer Identification No.)
      of incorporation or
          organization)

        16305 SWINGLEY RIDGE DR. SUITE 100, CHESTERFIELD, MISSOURI 63017
             (Address of principal executive offices and Zip Code)

                                 (314) 537-1288
              (Registrant's telephone number, including area code)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

            CLASSES                                           OUTSTANDING AT JANUARY 11, 1994
 Common Stock, par value $.10                                           21,986,916
            per share

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

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

                                     INDEX

Part I -- Financial Information
  Item 1. -- Condensed Consolidated Financial Statements
     Condensed consolidated balance sheets,
       November 30, 1993 and May 31, 1993..............................................     3
     Condensed consolidated statements of operations for
       the three and six months ended November 30, 1993 and 1992.......................     4
     Condensed consolidated statements of cash flows for
       six months ended November 30, 1993 and 1992.....................................     5
     Notes to condensed consolidated financial statements..............................     6
  Item 2. -- Management's discussion and analysis of financial condition and
              results of operations....................................................     9
Part II -- Other Information...........................................................    13
  Item 1. -- Legal Proceedings.........................................................    13
  Item 6. -- Exhibits and Reports on Form 8-K..........................................    14
  Signatures...........................................................................    15

                        PART I. -- FINANCIAL INFORMATION

ITEM 1. -- CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                         NOVEMBER 30,    MAY 31,
                                                                             1993          1993
                                                                         ------------    --------
                                                                          (DOLLARS IN THOUSANDS,
                                                                             EXCEPT PER SHARE
                                                                         AMOUNTS)
                                                                         (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................................     $  1,264      $  1,126
  Accounts and notes receivable, less allowance for doubtful
     accounts of $4,893 and $8,217....................................        7,371         7,702
  Property and equipment held for sale................................        7,150         8,254
  Other current assets................................................        1,623         1,896
                                                                         ------------    --------
Total current assets..................................................       17,408        18,978
                                                                         ------------    --------
Property and equipment, at cost.......................................       30,701        31,432
Less accumulated depreciation and amortization........................      (13,127)      (13,229)
                                                                         ------------    --------
Net property and equipment............................................       17,574        18,203
                                                                         ------------    --------
Property and equipment held for sale..................................        1,865         7,098
Other assets..........................................................        2,426         2,689
                                                                         ------------    --------
Total assets..........................................................     $ 39,273      $ 46,968
                                                                         ------------    --------
                                                                         ------------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities............................     $ 13,096      $ 15,737
  Current maturities of long-term debt................................          166         2,137
  Income taxes payable................................................          650           666
                                                                         ------------    --------
Total current liabilities.............................................       13,912        18,540
                                                                         ------------    --------
Long-term debt, excluding current maturities..........................       10,567        10,652
Other liabilities.....................................................        4,347         4,825
Commitments and contingencies (see Note 5)
Stockholders' equity:
  Preferred stock, $50.00 par value; authorized 60,000 shares.........           --            --
  Common stock, $.10 par value; authorized 30,000,000 shares,
     issued 21,986,916 shares.........................................        2,199         2,199
  Additional paid-in capital..........................................       37,883        37,883
  Accumulated deficit.................................................      (29,635)      (27,131)
                                                                         ------------    --------
       Total stockholders' equity.....................................       10,447        12,951
                                                                         ------------    --------
Total liabilities and stockholders' equity............................     $ 39,273      $ 46,968
                                                                         ------------    --------
                                                                         ------------    --------

  The accompanying notes are an integral part of these consolidated financial statements.

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          NOVEMBER 30,            NOVEMBER 30,
                                                       -------------------     -------------------
                                                        1993        1992        1993        1992
                                                       -------     -------     -------     -------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                        AMOUNTS)
Revenues and gains:
  Operating revenues................................   $ 8,229     $14,458     $16,942     $30,691
  Gain on sale of RehabCare stock...................        --      13,114          --      13,114
  Interest income...................................         5          25          10          41
  Equity in earnings of unconsolidated affiliates...        --          --          --         384
  Other.............................................        --         584          --         960
                                                       -------     -------     -------     -------
                                                         8,234      28,181      16,952      45,190
                                                       -------     -------     -------     -------
Costs and expenses:
  Operating expenses................................     7,723      14,313      15,332      27,405
  General and administrative expenses...............       866       1,291       2,063       1,785
  Provision for doubtful accounts...................        63       2,364         774       4,131
  Depreciation and amortization.....................       383         717         886       1,464
  Interest expense..................................       300         504         639       1,168
  Loss on writedown of assets.......................        --          --          --       2,940
  Other restructuring/non-recurring expenses........        --          --        (345)      6,682
                                                       -------     -------     -------     -------
                                                         9,335      19,189      19,349      45,575
                                                       -------     -------     -------     -------
Earnings (loss) before income taxes.................    (1,101)      8,992      (2,397)       (385)
Provision for income taxes..........................        62          60         107         120
                                                       -------     -------     -------     -------
Net earnings (loss).................................   $(1,163)    $ 8,932     $(2,504)    $  (505)
                                                       -------     -------     -------     -------
                                                       -------     -------     -------     -------
Earnings (loss) per share:
  Net earnings (loss)...............................   $ (0.05)    $  0.41     $ (0.11)    $ (0.02)
                                                       -------     -------     -------     -------
                                                       -------     -------     -------     -------

  The accompanying notes are an integral part of these consolidated financial statements.

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                             SIX MONTHS ENDED
                                                                       ----------------------------
                                                                       NOVEMBER 30,    NOVEMBER 30,
                                                                           1993            1992
                                                                       ------------    ------------
                                                                          (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net loss..........................................................     $ (2,504)       $   (505)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization..................................          886           1,464
     Provision for doubtful accounts................................          774           4,131
     Gain on sale of RehabCare stock, net...........................           --         (13,114)
     Other gains....................................................           --            (960)
     Loss on sale/write-down of assets..............................           38           2,940
     Carrying costs incurred on property and equipment held for
      sale..........................................................         (816)           (331)
     Other restructuring/non-recurring expenses.....................         (345)          6,682
     Equity in earnings of unconsolidated affiliates................           --            (384)
     Increase in accounts and notes receivable......................         (161)         (2,865)
     Decrease in other current assets and other assets..............          373             284
     Decrease in accounts payable and accrued liabilities...........       (1,543)           (627)
     Decrease in income taxes payable...............................          (16)           (142)
     Decrease in other liabilities..................................         (478)         (2,278)
                                                                         --------        --------
  Net cash used in operating activities.............................       (3,792)         (5,705)
                                                                         --------        --------
Cash flows from investing activities:
  Net proceeds from sale of property and equipment held for sale....        6,157          18,825
  Additions to property and equipment, net..........................         (171)           (261)
                                                                         --------        --------
     Net cash provided by investing activities......................        5,986          18,564
                                                                         --------        --------
Cash flows from financing activities:
  Repayment of debt.................................................       (2,056)        (12,040)
  Exercise of stock options.........................................           --              50
                                                                         --------        --------
     Net cash (used in) financing activities:.......................       (2,056)        (11,990)
                                                                         --------        --------
Net increase in cash and cash equivalents...........................          138             869
Cash and cash equivalents at beginning of period....................        1,126           1,980
                                                                         --------        --------
Cash and cash equivalents at end of period..........................     $  1,264        $  2,849
                                                                         --------        --------
                                                                         --------        --------

        The accompanying notes are an integral part of these consolidated financial statements.

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The condensed consolidated balance sheet as of November 30, 1993, and the related condensed consolidated statements of operations and cash flows for the six months ended November 30, 1993 and 1992 are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. The results of operations for the six months ended November 30, 1993, are not necessarily indicative of the results to be expected during the balance of the fiscal year.

     The condensed consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Notes to consolidated financial statements included in Form 10-K for the year ended May 31, 1993, on file with the Securities and Exchange Commission, provide additional disclosures and a further description of accounting policies.

     The Company's financial statements are presented on the basis that it is a going concern. The Company incurred significant losses from operations in fiscal 1993 and continues to report losses in fiscal 1994. The continuation of the Company's business is dependent upon the resolution of operating and short-term liquidity problems. The consolidated financial statements do not include any adjustments that might result from an unfavorable outcome of this uncertainty.

     The weighted average number of shares outstanding used to compute loss per share were 21,987,000 and 21,927,000 for the six months ended November 30, 1993 and 1992, respectively.

NOTE 2 -- OPERATING LOSSES AND LIQUIDITY

     The Company's current assets at November 30, 1993 amounted to approximately $17.4 million and current liabilities were approximately $13.9 million, resulting in working capital of approximately $3.5 million and a current ratio of 1.25:1. Included in current assets are two hospital facilities designated as property and equipment held for sale with a total carrying value of $6.6 million. The Company sold one of these facilities in the third quarter of fiscal 1994. The Company's primary use of working capital is to fund operations while it seeks to restore profitability to certain of its freestanding facilities and expand its behavioral medicine managed care business.

NOTE 3 -- PROPERTY AND EQUIPMENT HELD FOR SALE

     The Company recorded approximately $3.7 million and $15.2 million in asset write-downs during fiscal 1993 and 1992, respectively, in connection with the recognition of losses and revaluation of facilities closed, sold or designated for disposition. These amounts include the estimated future operating losses and carrying costs of such facilities until disposition. To the extent that actual costs and time required to dispose of the facilities differ from these estimates, adjustments to the carrying value of these assets may be required. Future operating losses and carrying costs of such facilities will be charged directly to the carrying value of the respective property and equipment held for sale. Because chemical dependency treatment facilities are special purpose structures, their resale value is negatively affected by the oversupply of beds resulting from the diminished demand for inpatient treatment being experienced throughout the industry. The Company will continue to evaluate the performance of all of its operating facilities in their respective markets, and, if circumstances warrant, modify the number of facilities designated for disposition.

     Property and equipment held for sale, which are expected to be sold in the next fiscal year, are shown as current assets on the consolidated balance sheets. Gains and losses on facilities sold are recorded as an adjustment to the remaining property values until all facilities are sold.

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

     A summary of the transactions affecting the carrying value of property and equipment held for sale for the six months ended November 30, 1993, is as follows (in thousands):

        Balance as of May 31, 1993..........................................   $15,352
        Proceeds from sale of assets........................................    (6,145)
        Carrying costs incurred during phase-out period.....................       816
        Other...............................................................    (1,008)
                                                                               -------
        Balance as of November 30, 1993.....................................   $ 9,015
                                                                               -------
                                                                               -------

NOTE 4 -- INCOME TAXES

     Effective June 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," on a prospective basis. The new standard requires, among other things, that an asset and liability approach be applied in accounting for income taxes. There was no cumulative effect of applying the provisions of SFAS No. 109 as a result of recording a valuation allowance.

     Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of June 1, 1993, are summarized below (in thousands):

        Deferred compensation and severance................................   $    486
        Employee benefits and options......................................        390
        Asset write-downs..................................................      8,468
        Bad debt expense...................................................        845
        Restructuring costs................................................        306
        Cash to accrual differences........................................     (1,531)
        Depreciation methods...............................................     (1,360)
        Accrued legal......................................................        351
        Reserve for carrying costs.........................................        511
        Operating loss carryforward........................................      9,520
        Joint venture and other............................................      1,432
                                                                              --------
                                                                              $ 19,418
        Valuation allowance................................................    (19,418)
                                                                              --------
                                                                              $     --
                                                                              --------
                                                                              --------
        PROVISION FOR INCOME TAXES
        Effect of first and second quarter results.........................   $   (732)
        Effect of tax rate change in first quarter.........................       (571)
        Change in valuation reserve in first and second quarter............      1,410
                                                                              --------
                                                                              $    107
                                                                              --------
                                                                              --------

NOTE 5 -- COMMITMENTS AND CONTINGENCIES

     On October 30, 1992, the Company filed a complaint in the United States District Court for the Eastern District of Missouri against RehabCare Corporation ("RehabCare") seeking damages for violations by RehabCare of the securities laws of the United States, for common law fraud and for breach of contract (Case No. 4-92CV002194-SNL). The Company seeks relief of damages in the lost benefit of certain stockholder

                COMPREHENSIVE CARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

appreciation rights in an amount in excess of $3.6 million and punitive damages. On May 18, 1993, the District Court denied a motion for summary judgement filed by RehabCare. On June 16, 1993, RehabCare filed a counter claim seeking a declaratory judgement with respect to the rights of both parties under the stock redemption agreement, an injunction enjoining the Company from taking action under stock redemption or restated shareholders agreements and damages. The Company has filed a motion with the court to strike RehabCare's request for damages for attorneys fees and costs on the grounds that such relief is not permitted by law nor authorized by the agreements between the parties. This case has been scheduled for trial on May 9, 1994. Management believes that the Company's allegations are with merit and intends to vigorously pursue their suit. Management further believes that even should RehabCare prevail at trial on their request for such attorneys fees and costs, such fees and costs would not materially affect the financial statements of the Company.

     The Company is currently undergoing a payroll tax audit by the Internal Revenue Service ("IRS") for calendar years 1983 through 1991. The IRS agent conducting the audit has asserted that certain physicians and psychologists and other staff engaged as independent contractors by the Company should have been treated as employees for payroll tax purposes. On April 8, 1991, the Company received a proposed assessment related to this assertion claiming additional taxes and penalties due totaling approximately $19.4 million for calendar years 1983 through 1988. The Company has filed a protest with the IRS and intends to defend vigorously any claims made by the IRS related to this issue. While management believes the Company has strong arguments to support its treatment of the independent contractors to whom substantially all of the assessment relates, management is unable to predict the ultimate outcome of the IRS audit. A reserve has been established with respect to this matter to cover expenses the Company expects to incur. The Company and RehabCare, in May 1991, entered into a Tax Sharing Agreement providing for the Company to indemnify RehabCare for any claims of income or payroll taxes due for all periods through February 28, 1991.

     The federal income tax returns of the Company for its fiscal years ended 1984 and 1987 through 1991, are under examination by the IRS. In August 1993, the Company received a 30-day letter from the IRS in which the IRS proposes to assess additional income taxes in the aggregate amount of $12.3 million. The Company subsequently received extensions to the 30-day letter through January 31, 1994. The Company has provided the IRS with satisfactory documentary support for the majority of items questioned and those items have been deleted from the proposed assessment and accepted as originally filed. The Company and the IRS expect to resolve the remaining items before the expiration of the present extension with agreed changes to the federal income tax returns as originally filed. In lieu of paying any additional taxes resulting from the audit, the Company will apply its net operating losses against the agreed changes.

     From time to time, the Company and its subsidiaries are also parties and their property is subject to ordinary routine litigation incidental to their business. In some pending cases, claims exceed insurance policy limits and the Company or a subsidiary may have exposure to liability that is not covered by insurance. Management believes that the outcome of lawsuits will not have a material adverse impact on the Company's financial statements.

ITEM 2. -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Reference is made to Item 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", included in the Company's annual report on Form 10-K for the fiscal year ended May 31, 1993 on file with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

Statistical Information

     The following utilization statistics include data from all operations including closures during the periods, joint ventures and closed facilities:

                                                           THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    --------------------------------    --------------------
                                                    NOV. 30,    AUG. 31,    NOV. 30,    NOV. 30,    NOV. 30,
                                                      1993        1993        1992        1993        1992
                                                    --------    --------    --------    --------    --------
Patient days:
  Freestanding facilities........................     9,897       9,587      24,364      19,484      50,521
  Behavioral medicine contracts..................     8,905      10,050      14,189      18,955      29,369
Freestanding facilities:
  Occupancy rate.................................        31%         30%         30%         29%         32%
  Admissions.....................................       996         954       1,971       1,950       4,067
  Average length of stay (days)..................        10          10          12          10          12
Behavioral medicine contracts:
  Average occupied beds per contract.............         7           7           9           7           9
  Admissions.....................................     1,015       1,132       1,378       1,128       2,795
  Average length of stay (days)..................         9           9          10           9          11
Total beds available at end of period:
  Freestanding facilities........................       347         347         899         386         899
  Behavioral medicine contracts..................       264         309         376         264         376

  Three Months Ended November 30, 1993 Compared to Three Months Ended August 31, 1993

     The Company reported a net loss of approximately $1.2 million or $0.05 per share for the quarter ended November 30, 1993, a decrease of approximately $0.2 million from the loss reported for the quarter ended August 31, 1993. Included in the loss for the first quarter is a revaluation of a compensation accrual of $345,000 in non-recurring expenses.

     A facility closed in the fourth quarter of 1993 was sold in the first quarter of 1994. Another facility was sold in the second quarter of fiscal 1994 and a third facility was sold in the third quarter of fiscal 1994.

  Freestanding Operations

     Admissions in the second quarter of fiscal 1994 increased by 42 to 996 from 954 in the first quarter of 1994, an overall increase of 4%. The following table sets forth selected quarterly utilization data on a "same store" basis:

                                                                            SAME STORE UTILIZATION
                                                                          --------------------------
                                                                          FISCAL 1994    FISCAL 1994
                                                                          2ND QUARTER    1ST QUARTER
                                                                          -----------    -----------
Admissions.............................................................        996            954
Average length of stay.................................................         10             10
Patient days...........................................................      9,897          9,587

     Net revenue per patient day for "same store" facilities decreased slightly by approximately 2% from $594 for the first quarter of fiscal 1994 to $580 for the second quarter of fiscal 1994. Admissions increased for the quarter from 954 in the first quarter of fiscal 1994 to 996 in the second quarter of fiscal 1994 or by approximately 4%. As a result, net operating revenues for the second quarter of fiscal 1994 increased by $0.1 million. The Company believes that the increasing role of HMO's, reduced benefits from employers and indemnity companies, and a shifting to outpatient programs are responsible for this decline in net revenue per patient day. The Company continues to focus its efforts toward providing effective, lower cost outpatient and daycare programs, obtaining psychiatric treatment licenses for its freestanding facilities, and establishing and maintaining relationships and contracts with managed care and other organizations which pay for or broker such services.

     The following table illustrates revenues in outpatient and daycare programs offered by the "same store" facilities:

                                                                     NET OUTPATIENT/DAYCARE REVENUES
                                                                     -------------------------------
                                                                     FISCAL 1994         FISCAL 1994
                                                                     2ND QUARTER         1ST QUARTER
                                                                     -----------         -----------
                                                                         (DOLLARS IN THOUSANDS)
Facilities offering...............................................           6                   6
Net outpatient/daycare revenues...................................     $ 2,111             $ 1,965
% of total "same store" net operating revenues....................          37%                 35%

     Operating expenses at the Company's freestanding facilities on a "same store" basis increased $0.2 million, which was offset by a decrease in the provision for doubtful accounts of $0.3 million. As a result operating income increased $0.2 million from the first quarter of fiscal 1994.

     The Company is taking steps to increase revenues, primarily through relicensing facilities to provide psychiatric treatment, as well as the closure of selected facilities and the continued development of its behavioral medicine managed care business. In the second quarter of fiscal 1994, the Company sold one facility and entered into an agreement for the sale of another. Additionally, the Company owns six facilities which are operating and five facilities which are closed and currently listed for sale. The Company will continue to evaluate the performance of these facilities in their respective markets, and, if circumstances warrant, may increase or reduce the number of facilities designated for disposition.

  Behavioral Medicine Contracts

     During the second quarter of fiscal 1994, patient days of service at behavioral medicine contracts declined by approximately 11% from 10,050 patient days to 8,905 patient days. Units which were operational for both the first and the second quarters of fiscal 1994 experienced a 3% decline in utilization to 6,330 patient days. Average net revenue per patient day at these units increased by 24% from the previous quarter and overall net inpatient operating revenues increased by 6% to $0.6 million. Outpatient revenues for programs operational for both quarters at these units increased 2% from approximately $114,000 in the first quarter of 1994 to approximately $116,000 in the second quarter of fiscal 1994.

     Operating expenses at units operational for both quarters decreased 3%, which combined with the increase in operating revenues resulted in operating income at the unit level increasing by 14% from the first quarter of fiscal 1994.

  Managed Care Operations

     The Company has provided a managed care product since the acquisition of Mental Health Programs, Inc. in December 1992, and has changed the name to AccessCare, Inc. AccessCare, Inc. provides managed behavioral health and substance abuse service for employers, HMO's, PPO's and other group purchasers of health care. AccessCare, Inc. currently provides service to over 2,900,000 covered lives. The programs and services currently offered by AccessCare, Inc., include fully integrated capitated behavioral healthcare services, employee assistance programs, case management/utilization review services and physician advisor reviews. AccessCare, Inc. distinguishes itself from other providers by furnishing superior clinical management systems, total quality management and supervision, mutual respect for both providers and clients and responsive and appropriate care that includes quality and cost effectiveness. AccessCare, Inc. accounted for approximately 9% of the Company's operating revenues for the first quarter of fiscal 1994 and 10% for the second quarter of fiscal 1994. Management believes that AccessCare, Inc., in concert with a network of providers (i.e., CareUnit, Inc.), will assist the Company to develop an integrated service model to provide quality, cost effective care.

  Three Months Ended November 30, 1993 Compared to Three Months Ended November 30, 1992

     The Company reported a pretax loss of approximately $1.1 million for the second quarter of fiscal 1994, a decline of approximately $10.1 million from the pretax earnings of approximately $9.0 million reported for the second quarter of fiscal 1993. Included in the earnings reported for the second quarter of fiscal 1993 is a gain of approximately $13.1 million from the sale of 2,300,000 shares of RehabCare Corp. ("RehabCare") to RehabCare.

     Operating revenues declined by approximately $6.2 million from the second quarter of fiscal 1993, primarily as a result of the closure of four freestanding facilities and the sale of a fifth during the fourth quarter of fiscal 1993.

     Operating expenses declined by approximately $6.6 million from the second quarter of fiscal 1993 to the second quarter of fiscal 1994. The reduction of operating expenses is attributable to the closure of four freestanding facilities and the sale of a fifth during the fourth quarter of fiscal 1993. General and administrative expenses decreased by approximately $0.4 million from the second quarter of fiscal 1993 primarily as a result of management's continuing efforts to reduce corporate overhead expenses.

     Interest expense decreased by approximately $0.2 million from the first quarter of fiscal 1994 as a result of the repayment of debt with the proceeds from the sale of assets.

  Six Months Ended November 30, 1993 Compared to Six Months Ended November 30, 1992

     The Company reported a pretax loss of approximately $2.4 million for the six months of fiscal 1994, an increase of $2.0 million from the pretax loss of approximately $0.4 million in the first six months of fiscal 1993. Included in the results of operations for the first six months of fiscal 1993 is a gain of approximately $13.1 million from the sale of RehabCare stock, asset writedowns of approximately $2.9 million and restructuring charges of approximately $6.7 million. Excluding gains, writedowns and restructuring charges, the pretax loss for the first six months of fiscal 1994 was approximately $2.4 million, or an improvement of approximately $1.5 million from a corresponding loss of $3.9 million for the first six months of fiscal 1993.

     Operating revenues declined $13.7 million from the comparable period in the prior year primarily as a result of the closure of four freestanding facilities and the sale of a fifth during the fourth quarter of fiscal 1993.

     Operating expenses decreased by approximately $12.1 million or 44% from approximately $27.4 million in the first six months of fiscal 1993 to approximately $15.3 million in the first six months of fiscal 1994. Once again, this decrease is primarily attributable to the closure of four freestanding facilities and the sale of a fifth during the fourth quarter of fiscal 1993. Partially offsetting this decrease was a slight increase in general and administrative expenses of approximately $0.3 million. The first six months of fiscal 1993 reflected a credit of approximately $0.8 million as a result of the revaluation of provisions for general and administrative expenses.

     Interest expense decreased by approximately $0.5 million from the first six months of fiscal 1993 as a result of the repayment of debt with the proceeds from the sale of assets.

  Liquidity and Capital Resources

     The Company's current assets at November 30, 1993 amounted to approximately $17.4 million and current liabilities were approximately $13.9 million, resulting in working capital of approximately $3.5 million and a current ratio of 1.25:1. Included in current assets are two hospital facilities designated as property and equipment held for sale with a total carrying value of $6.6 million. The Company sold one of these facilities in the third quarter of fiscal 1994. The Company's primary use of working capital is to fund operations while it seeks to restore profitability to certain of its freestanding facilities and expand its behavioral medicine managed care business.

                          PART II -- OTHER INFORMATION

ITEM 1. -- LEGAL PROCEEDINGS

     On October 30, 1992, the Company filed a complaint in the United States District Court for the Eastern District of Missouri against RehabCare Corporation ("RehabCare") seeking damages for violations by RehabCare of the securities laws of the United States, for common law fraud and for breach of contract (Case No. 4-92CV002194-SNL). The Company seeks relief of damages in the lost benefit of certain stockholder appreciation rights in an amount in excess of $3.6 million and punitive damages. On May 18, 1993, the District Court denied a motion for summary judgement filed by RehabCare. On June 16, 1993, RehabCare filed a counter claim seeking a declaratory judgement with respect to the rights of both parties under the stock redemption agreement, an injunction enjoining the Company from taking action under stock redemption or restated shareholders agreements and damages. The Company has filed a motion with the court to strike RehabCare's request for damages for attorneys fees and costs on the grounds that such relief is not permitted by law nor authorized by the agreements between the parties. This case has been scheduled for trial on May 9, 1994. Management believes that the Company's allegations are with merit and intends to vigorously pursue their suit. Management further believes that even should RehabCare prevail at trial on their request for such attorneys fees and costs, such fees and costs would not materially affect the financial statements of the Company.

     The Company is currently undergoing a payroll tax audit by the Internal Revenue Service ("IRS") for calendar years 1983 through 1991. The IRS agent conducting the audit has asserted that certain physicians and psychologists and other staff engaged as independent contractors by the Company should have been treated as employees for payroll tax purposes. On April 8, 1991, the Company received a proposed assessment related to this assertion claiming additional taxes and penalties due totaling approximately $19.4 million for calendar years 1983 through 1988. The Company has filed a protest with the IRS and intends to defend vigorously any claims made by the IRS related to this issue. While management believes the Company has strong arguments to support its treatment of the independent contractors to whom substantially all of the assessment relates, management is unable to predict the ultimate outcome of the IRS audit. A reserve has been established with respect to this matter to cover expenses the Company expects to incur. The Company and RehabCare, in May 1991, entered into a Tax Sharing Agreement providing for the Company to indemnify RehabCare for any claims of income or payroll taxes due for all periods through February 28, 1991.

     The federal income tax returns of the Company for its fiscal years ended 1984 and 1987 through 1991, are under examination by the IRS. In August 1993, the Company received a 30-day letter from the IRS in which the IRS proposes to assess additional income taxes in the aggregate amount of $12.3 million. The Company subsequently received extensions to the 30-day letter through January 31, 1994. The Company has provided the IRS with satisfactory documentary support for the majority of items questioned and those items have been deleted from the proposed assessment and accepted as originally filed. The Company and the IRS expect to resolve the remaining items before the expiration of the present extension with agreed changes to the federal income tax returns as originally filed. In lieu of paying any additional taxes resulting from the audit, the Company will apply its net operating losses against the agreed changes.

ITEM 6. -- EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

        None

     (b) Reports on Form 8-K

        None

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          COMPREHENSIVE CARE CORPORATION



January 12, 1993                   By             /S/ FRED C. FOLLMER
                                      ---------------------------------------
                                                     Fred C. Follmer
                                            Senior Executive Vice President
                                             and Chief Financial Officer
                                            (Principal Financial Officer)


January 12, 1993                   By              /S/ KERRI RUPPERT
                                       ---------------------------------------
                                                       Kerri Ruppert
                                    Vice President and Chief Accounting Officer
                                               (Principal Accounting Officer)

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